Exhibit 99.2 Amdocs Limited NASDAQ: DOX Fiscal Q2 2025 Earnings Presentation May 7, 2025 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO

Disclaimer The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it can be found on the Investor Relations section of our website, and, as always, a copy of today’s prepared remarks will also be posted immediately following the conclusion of this call. This presentation includes information that constitutes forward- looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2024 filed on December 17, 2024, and our Form 6-K furnished for the first quarter of fiscal 2025 on February 18, 2025. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures. While in prior years Amdocs used normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated February 4, 2025 with respect to earnings for fiscal Q1 2025. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2025 and certain non-GAAP metrics and their reconciliations. 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# Earnings call agenda

1 **Strategy & business performance update**

**Shuky Sheffer,**
President &
Chief Executive Officer

2 **Financial review & outlook**

**Tamar Rapaport-Dagim,**
Chief Financial Officer &
Chief Operating Officer

3 **Q&A**

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# Today's speakers



## Shuky Sheffer

President & Chief Executive Officer



## Tamar Rapaport-Dagim

Chief Financial Officer & Chief Operating Officer

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Shuky Sheffer President & Chief Executive Officer Strategy and business performance update 5

Good Q2 Financial Results Non-GAAP Revenue (3)(4) (3) Free cash flow (3) operating margin 12-month backlog Non-GAAP EPS $1.13B 21.3% $156M $1.78 $4.17B (1)(2) +290bps YoY +4.0% YoY +3.5% YoY $181M excluding Above (1) restructuring payments pro forma Phase out of non-core, low- Above the midpoint of the guidance range, margin business activities guidance due to a lower-than- Supported by healthy expected non-GAAP Strong pipeline to deal Ongoing initiatives to drive customer cash collections effective tax rate conversion efficiency gains 1. For comparison purposes, pro forma adjusts second quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non- core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 3. Non-GAAP. See reconciliation tables in appendix 4. Free cash flow of $156 million in the second fiscal quarter, comprised of cash flow from operations of $172 million, less $16 million in net capital expenditures, including $25 million of restructuring payments Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information of Amdocs 6 6

# Q2 Key Highlights

## Expanding with new and existing customers in North America

Strengthened relationship: Payment solutions, dealer commissions and expanded IT services — AT&T, cricket

connectX SaaS solution — CONX Amdocs connectX — Consumer Cellular (NEW)

## Continued sales momentum in cloud

Cloud migration, partnering with Microsoft — Leading Tier-1 European operator; Microsoft Azure

End-to-end cloud modernization project — PLDT Philippines

## Achieving project milestones for many of the world's largest operators

Progressing AT&T mainframe-to-cloud migration using Amdocs' agentic paradigm — AT&T

Delivered an advanced cloud-native platform to modernize and migrate IT systems to cloud — NTT Japan

## Record quarter in managed services

Close to **100%** managed services contract renewals

**~66%** Of total revenue

*Extended and expanded long-term agreements* — Telia Norway; PLDT Philippines; M1 Singapore

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Strategic Growth Framework Designed to provide the market-leading innovation our customers need Accelerate the journey to the cloud Digitally transform the customer experience for consumer and B2B Monetize the future market potential of next-generation networks Deliver dynamic connected experiences by streamlining and automating complex network ecosystems Simplify and accelerate the adoption of Generative AI IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 0 0 – – P Pu ub blliic c. . © © 20 202 255 – – P Pr rop opr riie et ta ar ry y & & Con Conf fiid de en nt tiia all IIn nf for orm ma at tiion on of of A Am md doc ocs s 8 8 8

Progress in Strategic Domains - Cloud Strong Accelerate the journey to the cloud Cloud partnerships Selected examples Business value Leading Tier-1 European CSP Enhance performance, accelerate innovation, and Modernization and migration of Amdocs and improve operational efficiency across its markets non-Amdocs applications to the Microsoft Azure cloud Scalable, high-performance Selected for data platforms and additional core cloud infrastructure systems upgrade and migration to AWS in next Philippines phase of cloud modernization project Faster time-to market for new services, greater Consolidate service order management Australia business agility, and improved customer satisfaction solutions to a single cloud platform Our market leadership, strong offering and rich pipeline supports another year of double-digit cloud growth in FY2025 IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 0 0 – – P Pu ub blliic c. . © © 20 2025 25 – – P Pr rop opr riie et ta ar ry y & & Con Conf fiid de en nt tiia all IIn nf for orm ma at tiion on of of A Am md doc ocs s 9 9

# Progress in Strategic Domains – Digital Modernization

## Digital modernization

**Digitally transform the customer experience for consumer and B2B**

| Selected examples | | Business value |
|---|---|---|
| Consumer Cellular (NEW) | **Cloud-native connectX SaaS platform** | Quick launch of new digital brands and services |
| CKH | **MarketONE** extension and expansion of capabilities | One-stop shop for digital subscriptions providing an aggregated and convenient experience for end users |
| telcel Mexico | **eSIM go live** | Delivering innovative eSIM technology to millions of Telcel users |

**Strong traction in our SaaS next-gen platforms**

CONX Amdocs connectX

Growing list of customers (selected)

AT&T, convera, Systemz Nigeria, RiZZ Wireless US, Consumer Cellular (NEW), winity Brazil, melon South Africa

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Progress in Strategic Domains - Monetization of Next Generation Networks Monetization of Next Monetize the future market potential of next-generation networks Generation Networks Selected examples Business value Reduce billing processing times by more than Convergent charging modernization half and make customer-facing interactions Bulgaria almost twice as fast Enhanced customer’s billing experience with Bill Experience personalized bill design Current prepaid platform enhancement BSS modernization El Salvador Convergent charging and Unified platform to streamline operations, reduce billing platform modernization complexity and improve customer experience Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information of Amdocs 11 Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information of Amdocs 11

Progress in Strategic Domains - Network Automation Network Deliver dynamic connected experiences by streamlining and automating complex network ecosystems automation Selected examples Business value Customer Engagement Platform integrated to Modernizing end-to-end customer journeys and Philippines Amdocs’ Intelligent Networking Suite redefining next-generation customer experiences Allowing effective service monetization and Network policy platform for multiple expansion into new markets consumer lines of business Brazil Enabling agility and faster time-to-market with Multi-year extension of OSS engagement Costa Rica assured service quality Positioned to meet strong demand for fiber deployment, orchestration, and digital infrastructure management as global service providers accelerate fiber expansion investments to launch converged, broadband and mobile service offerings Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information of Amdocs 12

Amdocs and NVIDIA: Transforming the future of AI in telecom Amdocs recognized at NVIDIA GTC as a key partner driving the next wave of AI innovation in telecom Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information of Amdocs Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information of Amdocs 13 13

Progress in Strategic Domains – GenAI A leading enabler of generative AI for the Generative AI world’s leading service providers Strategy Acceleration Product & portfolio evolution Commercial momentum Evolving our data foundation PoCs with several flagship customers capabilities to accelerate GenAI producing highly compelling results adoption including strategy, Data & AI architecture, analytics and more Continued pipeline expansion Network deployment & network operations agents Launched Data and AI ‘foundation’ work AI-powered tools for network design, new network enabling GenAI adoption rollout, and self-healing; built on AI agents Amdocs OSS, NVIDIA, and AWS Powers AI demand monetization - Supporting Tier-1 Canadian operator in their data GPUaaS, LLMs, and vertical apps and AI strategy Launched Amdocs AI Powered by amAIz, Monetization Factory Suite, NVIDIA, and Dell Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information of Amdocs 14

Current Operating Environment Macroeconomic uncertainty has risen, but As a specialist software and services provider we believe Amdocs is relatively well to the global communications and media positioned to navigate the present industry, we believe Amdocs is not currently environment due to our unique business directly affected by the announced tariffs model Working hard to convert new deals, leveraging technology leadership, project Rich and encouraging pipeline of and operations expertise, and a proven opportunities across a serviceable ability to support industry consolidation addressable market of nearly $60 billion We believe Amdocs is relatively well positioned to manage near-term uncertainty while monitoring for any indirect impacts on us and our customers’ spending behavior Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information of Amdocs Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information of Amdocs 15 15

# FY 2025 Outlook: On-track to Deliver Expected Double-Digital Total Shareholder Returns for the 5th Year Running

**A** **Revenue(1)(2)**

**1.7%-3.7%**
*YoY growth*

Reiterating **2.7%** midpoint in pro forma, constant currency, while tightening the range

**Double-digit** cloud growth in FY2025

**B** **Free cash flow**

**$710m-$730m**

**>90%** earning-to-cash flow conversion, and attractive **free cash flow yield(4)(5) of ~7%**

**C** **Non-GAAP EBIT (3)**

**21.1% - 21.7%**
*% margin*

Tracking towards the guidance **midpoint**, up **300** bps from a year ago including **60-70** bps from internal efficiency gains

**D** **Non-GAAP EPS(3)**

**6.5%-10.5%**
*YoY growth*

Positioned for **double-digit** expected total shareholder returns(6) in FY2025

1. For comparison purposes, pro forma adjusts second quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
3. Non-GAAP. See reconciliation tables in appendix
4. Yield = expected free cash flow of $720M, the midpoint of FY2025 FCF guidance, as a percentage of Amdocs' market capitalization as of 5/7/2025
5. FY2025 excludes restructuring payments
6. Expected total shareholder return = Non-GAAP EPS growth plus dividend yield); FY2025E assumed midpoint of pro forma non-GAAP EPS outlook, and dividend yield based on quarterly rate of $0.527 as of share price on 11/12/24

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Tamar Rapaport-Dagim Chief Financial Officer & Chief Operating Officer Financial review & outlook 17

# Q2 FY2025 Financial Highlights

- Revenue, -9.4% YoY as reported, reflecting phase-out of certain business activities
- Revenue **+4.0%** YoY in pro forma[1] constant currency[2]
- Q2 revenue **above** the guidance midpoint, despite currency headwinds
- Significantly **improved** operating profitability reflecting phase out of low margin business activities and ongoing **efficiency** gains

1. For comparison purposes, pro forma adjusts first quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
3. Non-GAAP. See reconciliation tables in appendix

## Q2 2025 Results

**Q2 Revenue**

**$1,128 million**

Above guidance midpoint despite ~$2M negative currency impact ($1,105M - $1,145M)

**Q2 Non-GAAP[3] Operating Margin**

**21.3%, +290bps YoY**

+10 bps QoQ

**Q2 GAAP Diluted EPS**

**$1.45** above the guidance range ($1.30 - $1.38)

**Q2 Non-GAAP[3] Diluted EPS**

**$1.78** above the guidance range ($1.67 - $1.73)

## Q2 2025 Revenue vs. Guidance

$ Millions


$1,125
$1,128
Original Q2F25 Guidance (midpoint)
Q2F25A

## Q2 2025 Revenue by Region

$ Millions


Rest of World ~$209
~19%
North America ~$738
~65%
Europe ~$181
~16%

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# Visibility & Business Resiliency: Managed Services

**Record** Managed Services

**~$747M**

**~66%** of total revenue in Q2 2025

Close to **~100%** managed services contract renewals

## Managed Services Revenue: Q2 2025

$ Millions

**66% of Q2 2025 revenue**

Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large-scale digital transformation projects



$720
$747
~ +3.7% YoY
Q2F24
Q2F25

M1 — Multi-year managed services extension to manage M1's new cloud-native charging platform

PLDT — Expanded managed services engagement to cover non-Amdocs applications

Telia Norway — Extended long-term strategic relationship through 2030 to deliver enhanced managed services

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# Balance Sheet & Cash Flow

- Q2 2025 free cash flow[1] of **$181 million** before ~$25 million of restructuring payments
- **Ample** liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments

## DSO's

**77 days**

+1 days YoY and -4 days QoQ

DSO's may fluctuate from quarter to quarter

Unbilled receivables net of deferred revenue declined by **$25** million sequentially in Q2, aggregating the short-term and long-term balances

*The net difference between unbilled receivables and deferred revenue fluctuates from quarter to quarter, in line with normal business activities as well as progress on significant multi-year transformation programs we are currently running in North America.*

## Q2 2025 Free cash flow[1] bridge



FCF includes ~$25M restructuring payments*
~$172
~$16
~$181 *
$156
Operating Cash Flow
Net capex
Reported FCF

*Figures may not sum due to rounding

## Liquidity: Cash + Credit Facility

**$824 million**

Ample liquidity including available $500M revolving credit facility

**Baa1** Moody's

**BBB** S&P

Committed to maintaining our Investment grade credit rating

## Cash, Credit Facility & Debt Position

$ Millions, as of March 31, 2025



Credit Facility
Cash
$500
~$324
$650
Liquidity
Debt (2)

1. Non-GAAP. See reconciliation tables in appendix
2. $650M senior note, maturing June 2030

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# Disciplined Capital Allocation

- **Reiterating** FY 2025 free cash flow[1] (FCF) of between **$710-$730M** before restructuring payments, equating to **>90%** cash conversion
- **~7%** free cash flow yield[2]
- Expects to return the **majority** of free cash flow to shareholders in FY2025

## Q2 2025 Cash Returned to Shareholders

$ Millions



Dividends, $54
Share repurchases, $135

**$189M**

Returned to shareholders in Q2

## Dividend

Board authorized quarterly dividend payment:

**52.7 cents** Payable on July 25, 2025, to shareholders on record date of June 30, 2025

## Share Repurchase Authorization

**~$1.26B** aggregate remaining share repurchase authorization, including **$258M** existing share repurchase capacity as of March 31, 2025, and a new authorization of **$1B** approved by board of directors, with no expiration date

## FCF: Five-year historical trend and FY2025E outlook

(1)(3)(4)(5)(6)(7)



% FCF(1)(3)(5)(6)(7) / Non-GAAP Net Income(1)
88%
140%
102%
101%
93%
>90%
% of FCF(1)(3)(5)(6)(7) Returned to Shareholders
100%
99%
104%
96%
112%
FY2025E guidance: return majority
FCF ($M) (1)(3)(5)(6)(7)
$527
$869
$665
$718
$694
$720
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025E (Guidance)
Normalized (1)(3)

1. Non-GAAP. See appendix tables for reconciliation of FCF
2. Yield = expected free cash flow of $720M, the mid point of FY2025 FCF guidance before restructuring payments, as a percentage of Amdocs' market capitalization as of 5/7/2025
3. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure is not applicable as of FY2023 onward
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/2/2021 and 11/8/2022 for reconciliation of normalized FCF in FY2020, FY2021 and FY2022
5. FY2023 excludes $20M restructuring payments
6. FY2024 excludes $75M restructuring payments
7. FY2025 assumes midpoint of $710-$730M guidance range, before restructuring payments

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Quarterly 12-Month Backlog Growth YoY % Leading Indicators 3.5% & Visibility: 2.9% 2.9% 12-Month Backlog as of 2.7% 2.7% 2.5% March 31, 2025 12-Month Backlog $4.17B Up 3.5% 12-month backlog up 3.5% on a pro (1) (1) YoY on a pro-forma , (1) (1) forma basis (1) basis Q1F24 Q2F24 Q3F24 Q4F24 Q1F25 Q2F25 12-month backlog increased by +$30M QoQ in Q2 FY2025 Leading Indicator 12-month backlog includes: Anticipated revenue related to contracts Estimated revenue from managed services contracts ~90% 1. For comparison purposes, pro forma adjusts first quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by Letters of intent approximately $600 million to reflect the end of certain low margin, non- core business activities; these activities substantially already ceased in 12-month backlog as Maintenance the first quarter fiscal 2025 and are not included in the full year fiscal percent of forward 2025 revenue outlook 12-month revenue Estimated ongoing support activities Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information Security Level 2 – Sensitive. © 2025 – Proprietary & Confidential Information of Amdocs 22 22 Information of Amdocs

FY2025 Revenue Growth Revenue (3) YoY% Growth Constant Currency Growth Outlook 10.3% Reiterating the 2.7% midpoint of 7.7% FY2025 revenue growth outlook of 7.0% (1) 1.7%-3.7% YoY in pro forma constant (3) currency Reiterating 3.7% Cloud on-track for another year of 2.7% 2.7% 2.4% double-digit growth in FY2025E guidance midpoint 1.7% (2)(3) (3) (3) (3) (3) (1) (2)(3) FY2020 FY2021 FY2022 FY2023 FY2024 FY2025E 1. For comparison purposes, pro forma adjusts first quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non- core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook 2. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. 3. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information Security Level 2 – Sensitive. © 2025 – Proprietary & Confidential Information of Amdocs 23 23 Information of Amdocs

(1) Enhanced Annual Non-GAAP Operating Margin: (2) FY2018 – FY2025E Profitability $ Millions Improvement FY2025E Non-GAAP(1) Operating margin target range: 21.1%-21.7% (1) Reiterating FY2025 non-GAAP 21.7% operating margin guidance of 21.1%- 21.7%, up 300 bps YoY at midpoint 21.1% +300 bps YoY at guidance Phase out of certain business activities midpoint expected to drive roughly 230 bps of improvement 18.4% 18.7% 17.8% 18.1% 17.6% Operational excellence, automation and 17.5% 17.8% 17.3% 17.3% 17.2% 17.5% gradual implementation of Gen AI will 17.2% support about 60-70 bps of margin 16.5% expansion at the guidance midpoint 1. Non-GAAP. See reconciliation tables in appendix 2. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/8/2018, 11/12/19, 11/10/20, 11/2/2021, 11/8/2022, 11/7/2023 and 11/12/2024 for reconciliation of non-GAAP operating margin in FY2018, FY2019, FY2020, FY2021, FY2022, FY2023 and FY2024 FY2018 FY2019 FY2020 FY2021 FY2022 FY2023 FY2024 FY2025E Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information Security Level 2 – Sensitive. © 2025 – Proprietary & Confidential Information of Amdocs 24 24 Guidance Range Non-GAAP Operating Margin Information of Amdocs

# Targeting double-digit expected total shareholder returns(3) for the 5th year running in FY2025E

**Reiterating** non-GAAP(2) EPS growth of **6.5%-10.5%** in FY2025E

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2025E assumed 8.5% midpoint of non-GAAP EPS outlook, and dividend yield based on quarterly rate of $0.527 as of share price on 11/12/24
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/2020, 11/2/2021, 11/8/2022, 11/7/2023 and 11/12/2024 for non-GAAP reconciliation in FY2019, FY2020, FY2021, FY2022, FY2023 and FY2024

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## Total Shareholder Return(3)(4)

Non-GAAP(2) Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22 non-GAAP EPS growth is presented pro forma(1)


5th consecutive year of double-digit expected total shareholder returns* in FY2025
14.1%
13.6%
11.7%
11.2%
10.8%*
5.3%
3.0%
2.3%
9.8%
1.9%
12.1%
2.0%
11.5%
2.1%
9.0%
2.2%
10.5%
6.5%
2.3%
Reiterating 8.5% guidance midpoint
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025E
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

*Non-GAAP(2) EPS growth of 8.5%, plus ~2.3% dividend yield

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Appendix Outlook & Reconciliation Tables Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information of Amdocs 27 27 27

# Q3 & FY2025 Outlook

Positioned to deliver **double-digit** expected total shareholder returns for the **fifth** year running

## Q3 Fiscal 2025 Outlook

| | |
|---|---|
| Revenue | $1,110 - $1,1150 million |
| GAAP EPS | $1.30 - $1.38 |
| Non-GAAP[1] EPS | $1.68 - $1.74 |
| Share Count | 111 million |

| Full Year Fiscal 2025 Outlook | Updated | Previous |
|---|---|---|
| Revenue growth<br>As reported | (10.9)% - (9.1)% | (11.6)% - (8.4)% |
| Revenue growth<br>Pro forma[2] Constant currency[3] | 1.7% - 3.7% | 1% - 4.5% |
| GAAP EPS growth | 28.0% - 35.0% | 27.0% - 34.0% |
| Non-GAAP[1] EPS growth | 6.5% - 10.5% | 6.5% - 10.5% |
| Operating Margin<br>Non-GAAP[1] | 21.1% - 21.7% | 21.1% - 21.7% |
| Effective Tax Rate<br>Non-GAAP[1] | 15.0% - 17.0% | 15.0% - 17.0% |
| Free cash flow[1] | $710-$730 million | $710-$730 million |

1. Non-GAAP. See reconciliation tables in appendix. Free cash flow outlook is before expected restructuring payments
2. For comparison purposes, pro forma adjusts fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities which substantially already ceased in the first quarter of fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
3. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

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Selected Financial Metrics a) During the three months ended December 31, 2024, we phased out several low-margin, non- core business activities, which were included in the prior periods numbers b) The amounts under Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the six and three months ended March 31, 2025 and 2024, respectively Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information Security Level 2 – Sensitive. © 2025 – Proprietary & Confidential Information of Amdocs 29 29 Information of Amdocs

Reconciliation Tables Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information Security Level 2 – Sensitive. © 2025 – Proprietary & Confidential Information of Amdocs 30 30 Information of Amdocs

Reconciliation Tables Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information Security Level 2 – Sensitive. © 2025 – Proprietary & Confidential Information of Amdocs 31 31 Information of Amdocs

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